United Maritime Corporation
154 Vouliagmenis Avenue
166 74 Glyfada
Greece

June 21, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	United Maritime Corporation
Registration Statement on Form 20-F (No. 001-41413)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form 20-F, initially filed with the U.S. Securities and Exchange Commission on June 6, 2022, be accelerated so that it will be made effective at 4:00 p.m. Eastern Daylight Time on Tuesday, June 21, 2022, or as soon thereafter as practicable, pursuant to Section 12(d) and Rule 12d1-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The undersigned registrant hereby requests accelerated effectiveness in connection with the completion of the registration of the Company’s common shares, par value $0.0001 per share, under Section 12(b) of the Exchange Act, and planned listing on the Nasdaq Capital Market.

Should you have any questions regarding this request, please do not hesitate to contact Will Vogel at (212) 922-2280, of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Yours truly,

UNITED MARITIME CORPORATION

By:	/s/ Stamatios Tsantanis
Name: Stamatios Tsantanis
Title: Chief Executive Officer